Exhibit 99.2

Global Mofy AI Limited Announces Closing of $8 Million Registered Offering

BEIJING, May 26, 2026 (GLOBE NEWSWIRE) — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets, today announced the closing of its previously announced registered direct offering (the “Offering”) of (i) 8,247,420 Class A ordinary shares, par value US$0.00003 each, of the Company (“Class A Ordinary Shares”), (ii) 8,247,420 Series A warrants to purchase up to 8,247,420 Class A Ordinary Shares (“Series A Warrants”), and (iii) 8,247,420 Series B warrants to purchase up to 8,247,420 Class A Ordinary Shares (“Series B Warrants,” together with the Series A Warrants, the “Warrants”), at an offering price of US$0.97 per Class A Ordinary Share and accompanying Warrants. The gross proceeds to the Company from the Offering were approximately US$8 million, before deducting placement agent fees and other offering expenses.

The Company intends to use the net proceeds from the Offering for general corporate purposes, which may include working capital, product development, and the continued build-out and expansion of its AI-powered technology platforms and related infrastructure.

D. Boral Capital acted as the exclusive placement agent for the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company, and Loeb & Loeb LLP acted as U.S. securities counsel to the placement agent, in connection with the Offering.

The securities described above were offered by the Company pursuant to a shelf registration statement on Form F-3, as amended, including a base prospectus, previously filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2026, and declared effective by the SEC on March 18, 2026. The Class A ordinary shares and accompanying warrants were offered only by means of a prospectus supplement and accompanying base prospectus forming a part of the effective registration statement. A prospectus supplement and accompanying prospectus relating to, and describing the terms of, the Offering were filed with the SEC and are available for free on the SEC’s website at www.sec.gov. Electronic copies of the prospectus supplement and accompanying prospectus may also be obtained by contacting D. Boral Capital LLC, 590 Madison Avenue, New York, NY 10022, by telephone at +1 (212) 970-5150, or by email at dbccapitalmarkets@dboralcapital.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 150,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.ai or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, our ability to keep pace with new technology and changing market needs, and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Limited

Investor Relations Department

ir@mof-vfx.com